SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)

                             Mayflower Group, Inc.
                                (Name of Issuer)

                          Common Stock, no par value
                         (Title of Class of Securities)

                                    57834810
                                 (CUSIP Number)

                                Daniel R. Tisch
                                WTG & Co., L.P.
                                499 Park Avenue
                           New York, New York  10022
                                 (212) 935-7640
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 16, 1994
                      (Date of Event which Requires Filing
                               of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

    Check the following box if a fee is being paid with the statement |X |.
    (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting persons's initial filing on this firm with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 14 Pages



         CUSIP NO. 57834810                         Page 2 of 14 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   WTG & Co., L.P.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                   692,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                    692,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              692,000 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 5.5%

         14.  Type of Reporting Person

              PN









         CUSIP NO. 57834810                         Page 3 of 14 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   D. Tisch & Co., Inc.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only

         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     692,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      692,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              692,000 Shares

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 5.5%

         14.  Type of Reporting Person

              CO










         CUSIP NO. 57834810                         Page 4 of 14 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Daniel R. Tisch

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    692,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     692,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              692,000 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 5.5%

         14.  Type of Reporting Person

              IN











         Item 1.  Security and Issuer.


                   This statement relates to the Common Stock, no par

         value (the "Company Common Stock"), issued by Mayflower

         Group, Inc., an Indiana corporation (the "Company"), whose principal executive offices are at 9998 North Michigan Road,

         Carmel, Indiana  46032.


         Item 2.   Identity and Background.


                   (a)  This statement is filed by (i) WTG & Co.,

         L.P., a Delaware limited partnership ("WTG"), with respect to

         (a) shares of Company Common Stock held in discretionary

         accounts managed by WTG (the "Managed Accounts"), and (b)

         shares of Company Common Stock owned by Mentor Partners,

         L.P., a Delaware limited partnership ("Mentor"), of which WTG is the general partner, and (ii) D. Tisch & Co., Inc., a

         Delaware corporation ("D. Tisch & Co."), which is the general partner of WTG, with respect to all of the shares of Company

         Common Stock beneficially owned by WTG, and (iii) Daniel R.

         Tisch, the sole stockholder of D. Tisch & Co., with respect to all of the shares of Company Common Stock beneficially

         owned by WTG.  WTG, D. Tisch and Co. and Mr. Tisch are col-

         lectively referred to herein as the "Reporting Persons."


                   The Reporting Persons do not admit that they con-

         stitute a group.











                   (b)  The address of the principal offices and

         principal business of each of the Reporting Persons is 499

         Park Avenue, New York, New York 10022.


                   (c)  The business of WTG is serving as the general

         partner of Mentor (whose principal business is investment in securities, primarily in connection with "merger" (or "risk")

         arbitrage and, to a lesser extent, classic arbitrage, includ-

         ing convertible securities arbitrage) and acting as an

         investment manager with respect to the Managed Accounts.  The principal business of Daniel R. Tisch is serving as President of D. Tisch & Co.  The sole business of D. Tisch & Co. is

         serving as the general partner of WTG, and other than such service, D. Tisch & Co. has no investment or operating his-

         tory of any kind.


                   (d)  None of the persons referred to in paragraph

         (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or

         similar misdemeanors).


                   (e)  None of the persons referred to in paragraph

         (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of

         competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities










         subject to, federal or state securities laws or finding any violation with respect to such laws.


                   (f)  Daniel R. Tisch, President and sole Director

         of D. Tisch & Co., is a United States citizen.  D. Tisch &

         Co. is a Delaware corporation.  WTG is a Delaware limited

         partnership.


         Item 3.   Source and Amount of Funds
                   or Other Consideration.


                   The $6,361,693.50 used to purchase shares of Com-

         pany Common Stock for Mentor came from Mentor's working

         capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts.  All of the Company Common Stock acquired by Mentor was purchased in the ordinary course of Mentor's business.


                   Amounts used to purchase shares of Company Common

         Stock for the Managed Accounts are furnished from, and proceeds of any sales of Company Common Stock for the Managed Accounts are furnished to, the investment capital of the Managed

         Accounts, which may at any given time include funds borrowed in the ordinary course of its business activities from margin ac-

         counts.  All of the Company Common Stock acquired and disposed of for the Managed Accounts was purchased and disposed of in the ordinary course of WTG's business.












         Item 4.  Purpose of Transaction.


                   The purpose of the acquisition of shares of Company

         Common Stock for Mentor, and for the Managed Accounts, is for

         investment.  Each of Mentor and the Managed Accounts may make further purchases of Company Common Stock from time to time and may dispose of any or all of the shares of Company Common

         Stock held by it at any time.  None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through

         (j), inclusive, of Item 4 of Schedule 13D.  Such entities and persons may, at any time and from time to time, review or

         reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such

         matters, but have no present intention of doing so.


         Item 5.  Interest in Securities of the Issuer.


                   (a)  As of the date hereof, Mentor owns benefi-

         cially an aggregate of 692,000 shares of Company Common Stock

         (or approximately 5.5% of the Company Common Stock outstand-

         ing on November 9, 1994), based on the number of 12,661,671 shares of Company Common Stock then outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Company

         with the Securities and Exchange Commission for the quarter ended September 30, 1994, and dated November 14, 1994.












                   Neither D. Tisch & Co. nor Mr. Tisch own directly

         any shares of Company Common Stock.  By reason of the pro-

         visions of Rule 13d-3 under the Securities Exchange Act of

         1934, as amended (the "Act"), each of such persons may be

         deemed to own beneficially the shares of Company Common Stock beneficially owned by WTG.


                   Except as set forth herein, none of the Reporting

         Persons beneficially owns any shares of the Company Common

         Stock.


                   (b)  WTG, by virtue of its power as the general

         partner of Mentor, has the power to vote and to dispose of the shares of Company Common Stock owned by Mentor.  In ad-

         dition, WTG is a party to investment management agreements pursuant to which WTG has investment responsibility with

         respect to all securities held in the Managed Accounts.

         Pursuant to such agreements, Mr. Tisch has the power to

         dispose of (or to direct the disposition of) any shares of

         Company Common Stock held in the Managed Accounts.  By virtue of D. Tisch & Co.'s power as general partner of WTG, and by virtue of Mr. Tisch's power as President of D. Tisch & Co.,

         Mr. Tisch and D. Tisch & Co. may be deemed to share dis-

         positive and voting power over all securities beneficially owned by WTG, to the extent that WTG has such dispositive or voting power.  None of the Reporting Persons have the power











         to vote (or cause the voting of) any Company Common Stock

         held in the Managed Accounts.


                   (c)  Except as set forth on Schedule A hereto, no

         transactions in Company Common Stock have been effected

         during the past sixty days by any of the Reporting Persons.


                   (d)  No person other than each respective benefi-

         cial owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Company Common Stock.


                   (e)  Not applicable.


         Item 6.   Contracts, Arrangements, Understandings
                   or Relationships with Respect to
                   Securities of the Issuer.


                   Except as described above, there are no contracts,

         arrangements, understandings or relationships (legal or

         otherwise) among the persons named in Item 2 hereof or be-

         tween such persons and any other person with respect to any securities of the Company, including but not limited to

         transfer or voting of any of the securities, finder's fees,

         joint ventures, loan or option arrangements, puts or calls,

         guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.














         Item 7.   Material to be Filed as Exhibits.


                   1.  There is filed herewith as Exhibit 1 a written

         agreement relating to the filing of joint acquisition

         statements as required by Rule 13d-l(f)(1) under the Secu-

         rities Exchange Act of 1934.



















































                                   SIGNATURES


                   After reasonable inquiry and to the best of our

         knowledge and belief, the undersigned certify that the in-

         formation set forth in this statement is true, complete and correct.


         Dated:  December 22, 1994
                                      WTG & CO., L.P.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         Managing Director



                                      D. TISCH & CO., INC.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         President



                                      /s/ Daniel R. Tisch
                                      Daniel R. Tisch






















                                                   Schedule A





                         Acquisitions (Dispositions) of
                              Company Common Stock
                       by WTG During the Past Sixty Days


                    Date of           Number       Aggregate   Price Per
    Entity         Transaction       of Shares       Price       Share

    Mentor       August 5, 1994       23,400   $  257,400.00   $11.000
                 August 8, 1994        1,800       19,206.00    10.670
                 August 10, 1994       5,000       55,000.00    11.000
                 August 11, 1994      30,000      326,250.00    10.875
                 September 1, 1994    20,000      213,750.00    10.688
                 September 2, 1994     8,500       93,500.00    11.000
                 September 8, 1994    15,000      166,875.00    11.125
                 September 23, 1994   20,000      212,500.00    10.625
                 September 29, 1994   50,000      540,000.00    10.800
                 November 8, 1994     61,300      635,987.50    10.375
                 November 21, 1994     5,000       51,450.00    10.290
                 November 25, 1994    10,000      110,400.00    11.040
                 November 30, 1994    23,000      244,375.00    10.625
                 December 16, 1994   370,000    3,006,250.00     8.125
                 December 20, 1994    49,000      428,750.00     8.75

    The Managed Accounts

                 September 8, 1994    10,000     $111,250.00   $11.125
                 September 23, 1994   10,000      106,250.00    10.625
                 November 8, 1994     30,000      311,250.00    10.375
                 December 16, 1994   (1,000)        8,750.00     8.75
                 December 20, 1994  (49,000)      428,750.00     8.75

         All shares of Company Common Stock were purchased (disposed of) in transactions in the over-the-counter market.